BALTIA AIR LINES, INC.
                      JFK INTERNATIONAL AIRPORT
                             BUILDING 161
                         JAMAICA, NY 11430


Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, DC 20549

December 8, 2013

Dear Mr. Humphrey,

       This letter responds to each point in your letter of November 27, 2013 and follows our telephone conversation of December 6, 2013.



Item 13. Certain Relationships and Related Transactions

           Yes, Baltia's response of October 24, 2013 represent our proposed revised disclosure.

Financial Statements

       The 10-K Financial Statements have been amended labeling the cumulative period as "unaudited" in our statements of operations, cash flows and changes in stockholders' equity, as applicable.

Note 3. Property and Equipment, page F-9

          On August 18, 2009, the Company purchased Boeing 747aircraft (N705BL) with the intent to refurbish it. Engines were leased on a power-by-the-hour basis, installed on the aircraft and it was flown to Malaysia where an FAA certified maintenance facility was to do the work. In 2010, Baltia purchased a second Boeing 747 (N706BL) at a price less than was projected to refurbish N705BL. On May 4, 2012, Baltia removed the engines, sold N705BL at a loss of $1.6 million and installed the engines on the second Baltia's second Boeing aircraft (N706BL).
            Aircraft N706BL was purchased at Oscoda, Michigan, where
            it remains while Baltia proceeds with FAA certification.
             Recovery of the carrying value of N706 BL will occur in
            the first year of operations, when Baltia uses N706BL in
            scheduled flights between New York and St. Petersburg, Russia.

Exhibits

       Baltia has amended the "Item 1. Business" to state that Baltia has no engine lease in effect after December 31, 2012.

       Attached please find a letter from Baltia's president acknowledging that Baltia is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and Baltia may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Baltia believes it has answered and filed in full compliance with your letter. If there is anything incomplete or misunderstood, please contact me at the below addresses and numbers.

Respectfully,

________/S/_____________________
Steffanie J. Lewis
General Counsel
Baltia Air Lines, Inc.
1915 Eye Street, NW, FL 5
Washington, DC 20006-2118

Telephone: 202 296 1111
Facsimile:   202 296 1175
Email: slewis@iblf.com

Encl: Letter from Igor Dmitrowsky, President, Baltia Air Lines, Inc.

cc: Baltia